                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                  The Profit Recovery Group International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   743 168 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Nathan Kirsh
                                  Natex Village
                                    Ezulwini
                                    Swaziland
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

------------------------                                ------------------------
 CUSIP No.: 743 168 106                13D                 Page 2 of 10 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Ki Corporation Ltd
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                                                       OO

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Liberia
--------------------------------------------------------------------------------
  NUMBER OF                 SOLE VOTING POWER                          2,698,191
   SHARES          -------------------------------------------------------------
BENEFICIALLY                SHARED VOTING POWER                                0
    OWNED          -------------------------------------------------------------
   BY EACH                  SOLE DISPOSITIVE POWER                     2,698,191
  REPORTING        -------------------------------------------------------------
 PERSON WITH                SHARED DISPOSITIVE POWER                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                               2,698,191
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
        CERTAIN SHARES
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  5.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON                                              OO
--------------------------------------------------------------------------------

------------------------                                ------------------------
 CUSIP No.: 743 168 106                13D                 Page 3 of 10 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Eurona Foundation
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                                                       OO

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Liechtenstein
--------------------------------------------------------------------------------
  NUMBER OF                 SOLE VOTING POWER                             48,600
   SHARES          -------------------------------------------------------------
BENEFICIALLY                SHARED VOTING POWER                                0
    OWNED          -------------------------------------------------------------
   BY EACH                  SOLE DISPOSITIVE POWER                        48,600
  REPORTING        -------------------------------------------------------------
 PERSON WITH                SHARED DISPOSITIVE POWER                           0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                                  48,600
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
        CERTAIN SHARES
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON                                              OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

    This Schedule 13D relates to the Common Stock, no par value per share, of The Profit Recovery Group International, Inc., a Georgia corporation (the "Company"), whose principal executive offices are located at 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339.

ITEM 2. IDENTITY AND BACKGROUND

    This statement is filed jointly by Ki Corporation Ltd, a Liberian corporation ("Ki"), and The Eurona Foundation, a Liechtenstein foundation ("Eurona"). Ki is engaged principally in the business of securities investment. Its principal business office is c/o Salisbury House, 1-9 Union Street, St Helier, Jersey JE2 3RF, The Channel Islands. The share capital of Ki is wholly owned by Eurona. The purpose of Eurona, the Trustees of which are Prinz Michael von Liechtenstein and Nathan Kirsh, is to provide for the education, maintenance and support of the family of Nathan Kirsh and such other persons as Eurona's Board may at any time and from time to time determine. The principal business office of Eurona is Altenbach 8, P.O. Box 339, FL-9490 Vaduz, Liechtenstein.

    The name, business address, principal occupation or employment and citizenship of each director and executive officer of Ki are set forth on Annex A hereto, which is incorporated by reference. All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of Ki.

    During the past five years, neither Ki, Eurona nor any of the persons listed on Annex A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On August 19, 1999, the Company; Ki, Eurona and the other vendors named therein (collectively, the "Vendors"); and Mr. Nathan Kirsh (as the Vendors' representative) entered into an agreement (the "Sale and Purchase Agreement") for the acquisition by the Company of the whole of the issued share capital and other equity interests of Meridian VAT Corporation Limited, a private limited company incorporated in Jersey, The Channel Islands ("Meridian"), owned by the Vendors. Pursuant to the Sale and Purchase Agreement, the consideration for the transfer of the shares of Common Stock listed in Item 5(a) to Ki and Eurona was the transfer to the Company by Ki and Eurona of their respective shareholdings in Meridian and the assignment to the Company of certain loans made by Ki and Eurona to Meridian.

ITEM 4. PURPOSE OF TRANSACTION

    On August 19, 1999, the Company, the Vendors and Mr. Nathan Kirsh (as the Vendors' representative) entered into the Sale and Purchase Agreement. The Sale and Purchase Agreement provides for the acquisition of the whole of the issued share capital of Meridian by the Company. Following the acquisition, Meridian became a wholly owned subsidiary of the Company. Ki and Eurona have acquired the shares of Common Stock pursuant to the Sale and Purchase Agreement as an investment.

    Neither Ki nor Eurona have current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company of any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) The Company's definitive proxy statement, filed with the Securities and Exchange Commission on August 27, 1999, relating to the Special Meeting of Stockholders of the Company to be held on September 30, 1999 states that, as of August 2, 1999, there were 41,320,247 shares of Common Stock outstanding. On August 19, 1999, the Company issued 6,114,375 shares of Common Stock in connection with the acquisition of the issued share capital and other equity interests of Meridian. The percentages set forth in this Item 5(a) were derived using the sum of such numbers.

    Ki is the beneficial owner of 2,698,191 shares of Common Stock, which constitute approximately 5.7% of the outstanding shares of Common Stock, and Eurona is the beneficial owner of 48,600 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock No shares of Common Stock are beneficially owned by any of the persons listed on Annex A.

    (b) Each of Ki and Eurona has sole power to vote and to dispose of the shares of Common Stock owned by it.

    (c) During the last sixty days, neither Ki, Eurona nor any person listed on Annex A has effected any transactions in the shares of Common Stock other than the transfer of the shares of Common Stock to Ki and Eurona pursuant to the Sale and Purchase Agreement reported hereby.

    (d) Of the 2,698,161 shares of Common Stock beneficially owned by Ki and the 48,600 shares of Common Stock beneficially owned by Eurona, 269,819 shares and 4,859 shares, respectively (the "Escrow Shares"), are subject to the Indemnity Escrow and Stock Pledge Agreement, dated 19 August 1999, among the Company; the Vendors; Mr. Nathan Kirsh (as the Vendors' representative); and First Union National Bank, as escrow agent (the "Escrow Agreement"). The Escrow Agreement provides that the Escrow Shares shall form part of the escrow account held by the escrow agent to satisfy potential warranty and indemnity claims under the Sale and Purchase Agreement in respect of which a determination is made during the period August 19, 1999 through August 19, 2000. During such period, any dividends paid on the Escrow Shares and any proceeds of sale from the Escrow Shares shall be deposited into the escrow account and shall be held by the escrow agent subject to the provisions of the Escrow Agreement.

    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Pursuant to the Sale and Purchase Agreement (described in Item 3), Ki, Eurona, the Vendors and the Company entered into the Escrow Agreement (described in Item 5), a Deed of Indemnity and a Registration Rights Agreement. The Deed of Indemnity is an agreement pursuant to which the Vendors indemnify the Company in respect of claims for tax. The Registration Rights Agreement is an agreement between the Vendors and the Company pursuant to which the Company provides the Vendors with certain rights to register shares of the Company's Common Stock. Pursuant to the Sale and Purchase Agreement, each of the Vendors appointed Mr. Nathan Kirsh as the Vendors' representative and empowered Mr. Kirsh as Vendors' Representative to act as the Vendors' agent and attorney with respect to the Sale and Purchase Agreement and the Escrow Agreement, including without limitation, the power to act for the Vendors with regard to all warranty and indemnification matters referred to in the Sale and Purchase Agreement and the Escrow Agreement. By separate agreements entered into between each of the Vendors and Mr. Kirsh, each of the Vendors agreed to deliver to Mr. Kirsh a share certificate representing 10% of each of the Vendor's Shares in the Company which were acquired pursuant to the Sale and Purchase Agreement and authorized Mr. Kirsh to deal with such shares in order, inter alia, to enable Mr. Kirsh in his discretion to make payments to, or compensate, any Vendor who by reason of a claim made by the Company pursuant to the Sale and Purchase Agreement not made amongst the Vendors in proportion to their individual entitlements to the consideration thereunder has made a payment in excess of its proportionate shares or to make payments to satisfy any liability to any third party in respect of any expenses payable in connection with the Sale and Purchase Agreement.

    Other than as stated above, neither Ki, Eurona, nor any person listed on Annex A has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, the transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 1 - - Joint Filing Agreement, dated August 30, 1999

    Exhibit 2 - - Agreement, dated 19 August 1999, among the Company; Ki, Eurona and the other vendors named therein; and Mr. Nathan Kirsh (as the vendors' representative) for the acquisition of the whole of the issued share capital and other equity interests of Meridian VAT Corporation Limited

    Exhibit 3 - - Indemnity Escrow and Stock Pledge Agreement, dated 19 August 1999, among the Company; Ki, Eurona and the other vendors named therein; Mr. Nathan Kirsh (as the vendors' representative); and First Union National Bank, as escrow agent

                                   SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: August 31, 1999                       KI CORPORATION LTD

                                            By: /s/  Myra A. Salkinder
                                               --------------------------------
                                               Name:  MYRA A. SALKINDER
                                               Title: Director


                                            THE EURONA FOUNDATION

                                            By: /s/ Nathan Kirsh
                                               --------------------------------
                                               Name:  NATHAN KIRSH
                                               Title: Foundation Council Member

                                                                         Annex A

    Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Ki.

Name and Business Address              Principal Occupation or Employment
-------------------------              ----------------------------------

Nathan Kirsh                           Chairman of the Board of Directors and
                                       Treasurer
Natex Village
Ezulwini
Swaziland
(Citizenship:  Swazi)


Myra A. Salkinder                      Director and Secretary

Kirsh Industries Limited               Managing Director of Kirsh Industries
9 Summit Road                          Limited
Dunkeld West
Sandton
Republic of South Africa
(Citizenship:  South African)